UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2016

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com
For immediate release

METHANEX REPORTS FIRST QUARTER RESULTS

April 27, 2016

For the first quarter of 2016, Methanex reported Adjusted EBITDA1 of $36 million and Adjusted net loss1 of $24 million ($0.27 Adjusted net loss per common share1). This compares with Adjusted EBITDA of $80 million and Adjusted net income of $15 million ($0.16 Adjusted net income per common share) for the fourth quarter of 2015. Net loss attributable to Methanex shareholders was $23 million in the first quarter of 2016 compared to net income of $10 million in the fourth quarter of 2015.

John Floren, President and CEO of Methanex commented, "Our first quarter Adjusted EBITDA reflects lower average realized methanol pricing compared to the fourth quarter. Our contract pricing stabilized in the quarter and spot prices in Asia are now trending upward leading into the second quarter of 2016, helped by improving oil and olefin prices. Traditional methanol demand was relatively flat in the quarter due to a seasonal decline in China and weaker demand in Brazil. Energy demand continued to grow, with new MTO capacity and improving operating rates leading into Q2."

Mr. Floren continued, "Our asset portfolio is in excellent shape. We achieved production of 1,639,000 tonnes in the quarter which is a company record. I am pleased to confirm that we safely executed a planned 45-day turnaround of our Atlas plant during the quarter with the plant returning to normal operations at the end of March. Our Geismar 2 facility has ramped up very quickly since the start of commercial production late in December 2015."

"In April we announced the launch of the world’s first ocean going vessels that can run on methanol. The first three vessels were delivered in April, with the remaining to be delivered over the next few months. These vessels are built with the first-of-their kind 2-stroke dual fuel engines that can run on methanol and other conventional fuels. We are very excited to further our vision of methanol as a clean-burning marine fuel that can play a significant role in reducing smog-causing emissions. This initiative is part of our strategy to promote methanol as a viable, efficient, environmentally friendly and convenient fuel alternative."

"In the first quarter of 2016 we paid a $25 million dividend to shareholders. With $275 million of cash on hand, an undrawn credit facility and a robust balance sheet, we are well positioned to meet our financial and capital commitments and navigate through this period of challenging industry conditions. Further, with our higher operating capacity yielding record production volume, we believe we are well positioned to leverage a recovery in methanol pricing, allowing us to generate strong future cash flows."

A conference call is scheduled for April 28, 2016 at 12:00 noon ET (9:00 am PT) to review these first quarter results. To access the call, dial the conferencing operator ten minutes prior to the start of the call at (416) 340-8530, or toll free at (800) 769-8320. Presentation slides summarizing the Q1 2016 results and a simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com. A playback version of the conference call will be available until May 19, 2016 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 5715488. The webcast will be available on the website for three weeks following the call.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".

FORWARD-LOOKING INFORMATION WARNING

This first quarter 2016 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached first quarter 2016 Management’s Discussion and Analysis for more information.
___________________

[1]
The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 of the attached Interim Report for the three months ended March 31, 2016 for reconciliations to the most comparable GAAP measures.

-end-

For further information, contact:

Sandra Daycock
Director, Investor Relations
Methanex Corporation
604-661-2600

1
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
CST Trust Company
320 Bay Street
Toronto, Ontario Canada M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Interim Report for the Three Months Ended March 31, 2016
At April 27, 2016 the Company had 89,796,238 common shares issued and outstanding and stock options exercisable for 1,981,333 additional common shares.

FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪	A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2016	Dec 31 2015	Mar 31 2015
Net income (loss) attributable to Methanex shareholders	$(23)	$10	$9
Mark-to-market impact of share-based compensation, net of tax	(1)	5	12
Adjusted net income (loss) [1]	$(24)	$15	$21
Diluted weighted average shares outstanding (millions)	90	90	92
Adjusted net income (loss) per common share [1]	$(0.27)	$0.16	$0.23

▪
We recorded Adjusted EBITDA of $36 million for the first quarter of 2016 compared with $80 million for the fourth quarter of 2015. The decrease in Adjusted EBITDA was primarily due to a decrease in our average realized price to $230 per tonne for the first quarter of 2016 from $277 per tonne for the fourth quarter of 2015.

▪	Production for the first quarter of 2016 was 1,639,000 tonnes compared with 1,389,000 tonnes for the fourth quarter of 2015. Refer to the Production Summary section on page 3.

▪	Sales of Methanex-produced methanol were 1,529,000 tonnes in the first quarter of 2016 compared with 1,372,000 in the fourth quarter of 2015.

▪	During the first quarter of 2016 we paid a $0.275 per common share dividend to shareholders for a total of $25 million.

▪
In April 2016, we improved the Company's financial flexibility through an amendment to the senior credit facility that expires in December 2019. The amendment allows for relief, if required, of the EBITDA to interest coverage ratio covenant through the end of 2017.

▪	During the first quarter of 2016 we successfully completed a planned 45-day turnaround at our Atlas facility.

[1]
The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 of the attached Interim Report for the three months ended March 31, 2016 for reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

This First Quarter 2016 Management’s Discussion and Analysis ("MD&A") dated April 27, 2016 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s condensed consolidated interim financial statements for the period ended March 31, 2016 as well as the 2015 Annual Consolidated Financial Statements and MD&A included in the Methanex 2015 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2015 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended
($ millions except per share amounts and where noted)	Mar 31 2016	Dec 31 2015	Mar 31 2015
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,639	1,389	1,264
Sales volume (thousands of tonnes)
Methanex-produced methanol (attributable to Methanex shareholders)	1,529	1,372	1,237
Purchased methanol	422	636	652
Commission sales	168	178	185
Total sales volume [1]	2,119	2,186	2,074

Methanex average non-discounted posted price ($ per tonne) [2]	272	327	382
Average realized price ($ per tonne) [3]	230	277	337

Adjusted revenue (attributable to Methanex shareholders)	450	555	625
Adjusted EBITDA (attributable to Methanex shareholders)	36	80	97
Cash flows from operating activities	70	44	37
Adjusted net income (loss) (attributable to Methanex shareholders)	(24)	15	21
Net income (loss) attributable to Methanex shareholders	(23)	10	9

Adjusted net income (loss) per common share (attributable to Methanex shareholders)	(0.27)	0.16	0.23
Basic net income (loss) per common share (attributable to Methanex shareholders)	(0.26)	0.10	0.09
Diluted net income (loss) per common share (attributable to Methanex shareholders)	(0.26)	0.10	0.09

Common share information (millions of shares)
Weighted average number of common shares	90	90	92
Diluted weighted average number of common shares	90	90	92
Number of common shares outstanding, end of period	90	90	91

[1]
Methanex-produced methanol includes volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). For the first quarter of 2016, Tolling Volume was nil compared to 5,000 tonnes in the fourth quarter of 2015 and 40,000 tonnes in the first quarter of 2015. Commission sales represent volume marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 50% of the Egypt methanol facility that we do not own.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced (attributable to Methanex shareholders) and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Q1 2016		Q4 2015	Q1 2015
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production
New Zealand [2]	608	509	412	481
Geismar 1 and 2 (Louisiana, USA) [3]	500	483	244	180
Atlas (Trinidad) (63.1% interest)	281	109	241	209
Titan (Trinidad)	218	204	191	186
Egypt (50% interest)	158	75	58	8
Medicine Hat (Canada)	150	159	155	127
Chile I and IV [4]	100	100	88	73
	2,015	1,639	1,389	1,264

[1]
Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. Our current annual operating capacity is 8.1 million tonnes, including 0.4 million tonnes related to our Chile operations. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.

[2]	The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility (refer to the New Zealand section below).

[3]
We commenced methanol production from Geismar 1 during the first quarter of 2015 and from Geismar 2 late in the fourth quarter of 2015. Each facility has an annual operating capacity of 1.0 million tonnes.

[4]	The production capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to natural gas feedstock.

New Zealand

Our New Zealand methanol facilities produced 509,000 tonnes of methanol in the first quarter of 2016 compared with 412,000 tonnes in the fourth quarter of 2015. Planned maintenance in upstream gas supply resulted in reduced gas availability in New Zealand and lost production of approximately 50,000 tonnes during the first quarter of 2016. We do not anticipate any further upstream maintenance activity for the balance of 2016. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition.

United States

The Geismar 1 plant commenced production in late January 2015 and Geismar 2 commenced production in late December 2015. The Geismar facilities produced 483,000 tonnes during the first quarter of 2016 compared to 244,000 tonnes during the fourth quarter of 2015.

Trinidad

The Titan facility produced 204,000 tonnes in the first quarter of 2016 compared with 191,000 tonnes in the fourth quarter of 2015. The Atlas facility produced 109,000 tonnes (63.1% interest) in the first quarter of 2016 compared with 241,000 tonnes (63.1% interest) in the fourth quarter of 2015. The Atlas facility underwent a planned 45-day turnaround during the first quarter of 2016 and returned to normal operation at the end of March.

We continue to experience natural gas curtailments to our Trinidad facilities due to a mismatch between upstream supply to the Natural Gas Company of Trinidad and Tobago ("NGC") and downstream demand from NGC’s customers including Atlas and Titan. We are engaged with key stakeholders to find a solution to this issue, but in the meantime expect to continue to experience gas curtailments to the Trinidad site.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

Egypt

The Egypt methanol facility produced 150,000 tonnes (Methanex share - 75,000 tonnes) in the first quarter of 2016 compared to 116,000 tonnes (Methanex share - 58,000 tonnes) in the fourth quarter of 2015. In January 2016, in what we believe was an act of sabotage, a large gas pipeline in the Damietta area was damaged resulting in a curtailment of gas supply to large gas-consuming facilities, including our plant. As a result of the sabotage, we lost 29 days of production during the first quarter of 2016. We restarted in February 2016 and operated the plant for 30 days, until we were required to shut down for the remainder of the quarter due to natural gas supply restrictions. We have not operated in April 2016 and we believe that restart before the peak summer electricity demand period is unlikely.

The Egypt facility has experienced periodic natural gas supply restrictions since mid-2012 and gas restrictions have become more significant since 2014. Based on the best information we have available, we expect that the plant will continue to operate at reduced rates on an intermittent basis when gas is available and that we will be required to shut down during the summer months when electricity demand is at its peak. While we cannot predict when the gas supply situation will improve, we are optimistic that the strong efforts by Egyptian governmental entities to fast-track existing and new upstream gas supply in Egypt could result in improved gas deliveries in the medium term.

Canada

During the first quarter of 2016, we produced 159,000 tonnes at our Medicine Hat facility compared with 155,000 tonnes during the fourth quarter of 2015. The plant is running at higher than operating capacity as a result of the new catalyst replaced during the major refurbishment in the second quarter of 2015.

Chile

During the first quarter of 2016, we produced 100,000 tonnes in Chile, 100% supported by natural gas supplies from Chile. Based on our current view of gas availability in Chile, we believe that there is sufficient gas for us to operate at times through the southern hemisphere winter.

The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina. Our main gas supplier in Chile, Empresa Nacional del Petróleo, continues to make solid drilling progress in the region. The US Geological Survey recently increased their estimate of reserves in the region to approximately 8.3 tcf which we believe is enough to supply our operations and the local population for decades into the future. We are optimistic that Chile represents a potential growth opportunity for Methanex as further progress is made in lowering the cost of developing these reserves.

FINANCIAL RESULTS

For the first quarter of 2016, we reported a net loss attributable to Methanex shareholders of $23 million ($0.26 loss per common share on a diluted basis) compared with net income attributable to Methanex shareholders for the fourth quarter of 2015 of $10 million ($0.10 income per common share on a diluted basis).

For the first quarter of 2016, we recorded Adjusted EBITDA of $36 million and Adjusted net loss of $24 million ($0.27 Adjusted net loss per common share). This compares with Adjusted EBITDA of $80 million and Adjusted net income of $15 million ($0.16 Adjusted net income per common share) for the fourth quarter of 2015.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2016	Dec 31 2015	Mar 31 2015
Net income (loss) attributable to Methanex shareholders	$(23)	$10	$9
Mark-to-market impact of share-based compensation, net of tax	(1)	5	12
Adjusted net income (loss)	$(24)	$15	$21
Diluted weighted average shares outstanding (millions)	90	90	92
Adjusted net income (loss) per common share	$(0.27)	$0.16	$0.23

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended
($ millions)	Mar 31 2016	Dec 31 2015	Mar 31 2015
Consolidated statements of income (loss):
Revenue	$435	$484	$577
Cost of sales and operating expenses	(404)	(436)	(502)
Mark-to-market impact of share-based compensation	(1)	6	14
Adjusted EBITDA (attributable to associate)	8	30	22
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(2)	(4)	(14)
Adjusted EBITDA (attributable to Methanex shareholders)	36	80	97

Mark-to-market impact of share-based compensation	1	(6)	(14)
Depreciation and amortization	(53)	(50)	(47)
Finance costs	(21)	(15)	(21)
Finance income and other expenses	3	—	(9)
Income tax recovery	10	14	5
Earnings of associate adjustment [1]	(8)	(15)	(12)
Non-controlling interests adjustment [1]	9	2	10
Net income (loss) attributable to Methanex shareholders	$(23)	$10	$9
Net income (loss)	$(30)	$11	$13

[1]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment – the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 15.

The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q1 2016 compared with Q4 2015	Q1 2016 compared with Q1 2015
Average realized price	$(92)	$(210)
Sales volume	(3)	9
Total cash costs	51	140
Decrease in Adjusted EBITDA	$(44)	$(61)

Average realized price

	Three Months Ended
($ per tonne)	Mar 31 2016	Dec 31 2015	Mar 31 2015
Methanex average non-discounted posted price	272	327	382
Methanex average realized price	230	277	337

Methanex’s average realized price for the first quarter of 2016 was lower compared to the fourth quarter of 2015. Non-discounted posted prices were lower in the first quarter of 2016 in Asia Pacific, North America, and Europe compared to the fourth quarter of 2015 (refer to Supply/Demand Fundamentals section on page 10 for more information). Our average non-discounted posted price for the first quarter of 2016 was $272 per tonne compared with $327 per tonne for the fourth quarter of 2015 and $382 per tonne for the first quarter of 2015. Our average realized price for the first quarter of 2016 was $230 per tonne compared with $277 per tonne for the fourth quarter of 2015 and $337 per tonne for the first quarter of 2015. The change in average realized price for the first quarter of 2016 decreased Adjusted EBITDA by $92 million compared with the fourth quarter of 2015 and decreased Adjusted EBITDA by $210 million compared with the first quarter of 2015.

Sales volume
Methanol sales volume excluding commission sales volume was lower in the first quarter of 2016 compared with the fourth quarter of 2015 by 57,000 tonnes and higher compared with the first quarter of 2015 by 62,000 tonnes. The change in methanol sales volume excluding commission sales volume for the first quarter of 2016 compared with these periods decreased Adjusted EBITDA by $3 million and increased it by $9 million, respectively.

Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of methanol we produce at our facilities ("Methanex-produced methanol") and changes in the cost of methanol we purchase from others ("purchased methanol"). All of our current production facilities except Medicine Hat and Geismar 2 are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components linked to the price of methanol. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

The changes in our total cash costs were due to the following:

($ millions)	Q1 2016 compared with Q4 2015	Q1 2016 compared with Q1 2015
Methanex-produced methanol costs	$21	$58
Proportion of Methanex-produced methanol sales	18	35
Purchased methanol costs	16	44
Other, net	(4)	3
Decrease in total cash costs	$51	$140

Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for the New Zealand, Trinidad, Geismar 1, Egypt and Chile methanol facilities under natural gas purchase agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. For the first quarter of 2016 compared with the fourth quarter of 2015 and with the first quarter of 2015, Methanex-produced methanol costs were lower by $21 million and $58 million, respectively. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas costs and changes in the mix of production sold from inventory.

Proportion of Methanex-produced methanol sales
The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the first quarter of 2016 compared with the fourth quarter of 2015 and the first quarter of 2015, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $18 million and $35 million, respectively.

Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing.

Other, net
For the first quarter of 2016 compared with the fourth quarter of 2015, other costs were higher by $4 million, primarily due to increased logistics costs from higher production volume in the quarter. Our logistics costs per tonne were consistent in the first quarter of 2016 when compared to the fourth quarter of 2015.

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three Months Ended
($ millions except share share price)	Mar 31 2016	Dec 31 2015	Mar 31 2015
Methanex Corporation share price [1]	$32.12	$33.01	$53.57
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	4	4	8
Mark-to-market impact due to change in share price	(1)	6	14
Total share-based compensation expense, before tax	$3	$10	$22

[1]	US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.

For the first quarter of 2016, we recorded a $1 million mark-to-market recovery on share-based compensation primarily due to changes in the Methanex Corporation share price compared with a mark-to-market expense of $6 million in the fourth quarter of 2015 and $14 million in the first quarter of 2015.

Depreciation and Amortization

Depreciation and amortization was $53 million for the first quarter of 2016 compared with $50 million for the fourth quarter of 2015 and $47 million for the first quarter of 2015. The increase in depreciation and amortization for the first quarter of 2016 compared with the fourth quarter of 2015 and the first quarter of 2015 is primarily due to higher sales volume of Methanex-produced methanol, partially offset by lower unabsorbed depreciation recognized for production sites impacted by natural gas restrictions and production outages.

Finance Costs

	Three Months Ended
($ millions)	Mar 31 2016	Dec 31 2015	Mar 31 2015
Finance costs before capitalized interest	$21	$21	$27
Less capitalized interest	—	(6)	(6)
Finance costs	$21	$15	$21

Finance costs before capitalized interest primarily relates to interest expense on the unsecured notes, limited recourse debt facilities and finance leases. Finance costs before capitalized interest are lower for the first quarter of 2016 compared to the same period in 2015 primarily because of $3 million in interest paid in conjunction with the repayment of unsecured notes included in finance costs for the first quarter of 2015 and lower debt levels as a result of the repayment.

Capitalized interest relates to interest costs capitalized for the Geismar project. The Geismar 2 facility commenced production late in the fourth quarter of 2015 and accordingly, we ceased capitalizing interest costs related to Geismar 2 from the date that the facility commenced commercial operations.

Finance Income and Other Expenses

	Three Months Ended
($ millions)	Mar 31 2016	Dec 31 2015	Mar 31 2015
Finance income and other expenses	$3	$—	$(9)

The change in finance income and other expenses for all periods presented was primarily due to the impact of changes in foreign exchange rates.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

A summary of our income taxes for the first quarter of 2016 compared to the same period in 2015 is as follows:

	Three months ended March 31, 2016		Three months ended March 31, 2015
($ millions except where noted)	Net Loss	Adjusted Net Loss	Net Income	Adjusted Net Income
Amount before income tax	$(40)	$(35)	$8	$24
Income tax recovery (expense)	10	11	5	(3)
	$(30)	$(24)	$13	$21
Effective tax rate	24%	31%	-73%	11%

We earn the majority of our earnings in New Zealand, Trinidad, the United States, Egypt, Canada and Chile. In Trinidad and Chile, the statutory tax rate is 35%. The statutory rates in Canada and New Zealand are 26.5% and 28%, respectively. The United States statutory tax rate is 36% and the Egypt statutory tax rate is 22.5%. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net income (loss) was 31% for the three months ended March 31, 2016 compared to 11% for the same period in 2015. Adjusted net income (loss) represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar on our tax balances. In periods with low income levels, the distribution of income and loss between jurisdictions can result in income tax rates that are not indicative of the longer term corporate tax rate.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS

Demand
At the end of the first quarter of 2016, we estimate that methanol demand, excluding integrated coal-to-olefins facilities, was approximately 62 million tonnes on an annualized basis. Traditional chemical derivatives consume approximately 60% of global methanol and we believe that growth is correlated to GDP and industrial production growth rates. During the first quarter of 2016, traditional chemical demand growth for methanol slowed relative to the fourth quarter of 2015 due to seasonally weak demand in China and lower demand in Brazil.

Energy demand grew modestly in the first quarter of 2016. Methanol-to-olefins ("MTO") demand increased due to a new plant which started in late December, offsetting the impact of maintenance outages at other facilities. MTO related demand is anticipated to grow further in the second quarter of 2016, as additional new capacity comes onstream and operating rates improve due to higher oil and olefin pricing. There are 13 completed MTO/methanol-to-propylene ("MTP") plants in China which are dependent on merchant methanol supply, and these have the capacity to consume over 12 million tonnes of methanol annually. There are four other MTO plants which are anticipated to be completed in 2016, of which one is currently in the commissioning phase. These plants would have the combined capacity to consume approximately 6.5 million tonnes of methanol annually. The future operating rates and methanol consumption from these facilities will depend on a number of factors, including pricing for their various final products and the impact of feedstock costs on relative competitiveness. We estimate that at least six million tonnes of annual methanol demand did not operate in the first quarter of 2016 as a result of challenged economics, including MTO, MTP, methanol-to-gasoline and dimethyl-ether. Demand for direct methanol blending into gasoline in China has remained strong and we believe that future growth in this application is supported by numerous provincial fuel-blending standards. Fuel blending has continued to gain interest outside of China with several countries currently conducting demonstration programs to test the use of methanol-blended fuels.

Supply
Methanex's 1.0 million tonne Geismar 2 facility, which commenced production in late December 2015, operated near full rates in the first quarter of 2016. Other expected supply additions in the next few years include OCI N.V.'s Natgasoline project, a 1.8 million tonne plant in Beaumont, Texas, and Iran's 2.5 million tonne Kaveh plant which are under construction. The timing of start-up and future operating rates at these facilities will be dependent on various factors. There are a number of other projects under discussion in the United States, but with limited committed capital to date and no projects that we are aware of in the construction phase. To the end of 2017 we expect approximately three to four million tonnes of new capacity additions in China. Beyond 2017, we anticipate that new capacity additions in China will be modest due to an increasing degree of restrictions placed on new coal-based capacity additions in that country. We expect that production from new methanol capacity in China will be consumed domestically.

Methanol Price
Our average realized price in the first quarter of 2016 decreased to $230 per tonne from $277 per tonne in the fourth quarter of 2015. The lower realized price in the first quarter of 2016 reflects the combined impact of lower methanol affordability into MTO and di-methyl ether ("DME") as crude oil prices decreased, along with new supply in the Atlantic Basin. The first quarter of 2016 was a transitional quarter for product flows and basin balances, which saw regional contract price differentials changing. Pricing stabilized in China through the quarter and increased leading into the second quarter of 2016 helped by seasonally stronger demand, improving methanol affordability into MTO and DME and some Middle East plant outages.

We rolled our North America posted price in April at $249 per tonne and increased our Asia Pacific posted price by $10 to $265 per tonne. We reduced the European quarterly posted price by €50 to €225 per tonne for the second quarter of 2016. We also recently announced that Asia Pacific posted prices for May will remain at their April levels. The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Apr 2016	Mar 2016	Feb 2016	Jan 2016
North America	249	249	249	299
Europe [2]	250	300	300	300
Asia Pacific	265	255	255	275

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€225 for Q2 2016 (Q1 2016 – €275) converted to United States dollars.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the first quarter of 2016 were $70 million compared with $44 million for the fourth quarter of 2015 and $37 million for the first quarter of 2015. The changes in cash flows from operating activities resulted from changes in the following:

($ millions)	Q1 2016 compared with Q4 2015	Q1 2016 compared with Q1 2015
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$(44)	$(61)
Deduct change in Adjusted EBITDA of associate	22	14
Dividends received from associate	9	(4)
Cash flows attributable to non-controlling interests	(2)	(12)
Non-cash working capital	40	62
Income taxes paid	(1)	17
Share-based payments	(8)	8
Other	10	9
Increase in cash flows from operating activities	$26	$33

During the first quarter of 2016 we paid a quarterly dividend of $0.275 per common share for a total of $25 million.

On April 29, 2015, the Board of Directors approved a 5% normal course issuer bid which expires on May 5, 2016 and allows us to repurchase for cancellation up to 4.6 million shares. We have purchased 1.6 million shares under the bid.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a strong balance sheet and financial flexibility. At March 31, 2016, our cash balance was $275 million. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

We have an undrawn committed revolving credit facility with a syndicate of highly rated financial institutions that expires in December 2019. In April 2016, we improved the Company's financial flexibility through an amendment to the facility that allows for relief, if required, of the EBITDA to interest coverage ratio covenant through the end of 2017. Our major capital programs are complete and therefore we reduced the facility size from $400 million to $300 million. Refer to note 5 of the Company's condensed consolidated interim financial statements for further discussion of the terms of the credit facility. We have no debt maturities until 2019.

Certain conditions have not been met related to the Egypt limited recourse debt facilities, resulting in a restriction on shareholder distributions from the Egypt entity. As of March 31, 2016, the Egypt cash balance on a 100% ownership basis was $85 million. The Egypt entity continues to be able to fully utilize its funds for operating, capital and financing needs, including the repayment of the Egypt limited recourse debt facilities. Refer to note 5 of the Company’s condensed consolidated interim financial statements for further details.

The capital spend for the Geismar project is complete. Our planned capital maintenance expenditure program directed towards maintenance, turnarounds and catalyst changes for existing operations, including our 63.1% share of Atlas , is currently estimated to be $30 million to the end of 2016.

We believe we are well positioned to meet our financial and capital commitments and leverage a recovery in methanol prices to generate strong future cash flows.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

During the first quarter of 2016, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), we present certain supplemental non-GAAP measures throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended
($ millions)	Mar 31 2016	Dec 31 2015	Mar 31 2015
Net income (loss) attributable to Methanex shareholders	$(23)	$10	$9
Mark-to-market impact of share-based compensation	(1)	6	14
Depreciation and amortization	53	50	47
Finance costs	21	15	21
Finance income and other expenses	(3)	—	9
Income tax recovery	(10)	(14)	(5)
Earnings of associate adjustment [1]	8	15	12
Non-controlling interests adjustment [1]	(9)	(2)	(10)
Adjusted EBITDA (attributable to Methanex shareholders)	$36	$80	$97

[1]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income tax expense associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Common Share

Adjusted net income (loss) and Adjusted net income (loss) per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share:

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2016	Dec 31 2015	Mar 31 2015
Net income (loss) attributable to Methanex shareholders	$(23)	$10	$9
Mark-to-market impact of share-based compensation, net of tax	(1)	5	12
Adjusted net income (loss)	$(24)	$15	$21
Diluted weighted average shares outstanding (millions)	90	90	92
Adjusted net income (loss) per common share	$(0.27)	$0.16	$0.23

Adjusted Revenue (attributable to Methanex shareholders)

Adjusted revenue differs from the most comparable GAAP measure, revenue, because it excludes the non-controlling interests' share of revenue, but includes an amount representing our 63.1% share of Atlas revenue and revenue on volume marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 50% of the Egypt methanol facility that we do not own. A reconciliation from revenue to Adjusted revenue is as follows:

	Three Months Ended
($ millions)	Mar 31 2016	Dec 31 2015	Mar 31 2015
Revenue	$435	$484	$577
Methanex share of Atlas revenue [1]	34	79	68
Non-controlling interests' share of revenue [1]	(18)	(4)	(22)
Other adjustments	(1)	(4)	2
Adjusted revenue (attributable to Methanex shareholders)	$450	$555	$625

[1]	Excludes intercompany transactions with the Company.

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY FINANCIAL DATA (UNAUDITED)

	Three Months Ended
($ millions except per share amounts)	Mar 31 2016	Dec 31 2015	Sep 30 2015	Jun 30 2015
Revenue	$435	$484	$527	$638
Adjusted EBITDA	36	80	95	129
Net income (loss)	(23)	10	78	104
Adjusted net income (loss)	(24)	15	23	51
Basic net income (loss) per common share	(0.26)	0.10	0.87	1.15
Diluted net income (loss) per common share	(0.26)	0.10	0.54	1.15
Adjusted net income (loss) per common share	(0.27)	0.16	0.26	0.56

	Three Months Ended
($ millions except per share amounts)	Mar 31 2015	Dec 31 2014	Sep 30 2014	Jun 30 2014
Revenue	$577	$733	$730	$792
Adjusted EBITDA	97	150	137	160
Net income	9	133	52	125
Adjusted net income	21	80	66	91
Basic net income per common share	0.09	1.43	0.55	1.30
Diluted net income per common share	0.09	1.11	0.54	1.24
Adjusted net income per common share	0.23	0.85	0.69	0.94

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment – the production and sale of methanol. We review our results of operations by analyzing changes in the components of Adjusted EBITDA (refer to Additional Information - Supplemental Non-GAAP Measures section on page 12 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures).

The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures section on page 12 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume and Tolling Volume, plus the difference from period to period in commission revenue.

CASH COSTS
The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume and Tolling Volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

SALES VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume and Tolling Volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue include an amount representing our 63.1% equity share in Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements. We also consolidate owned entities for which we have a controlling interest. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and any entity where we have control. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue exclude the amounts associated with non-controlling interests.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 15
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING

This First Quarter 2016 Management’s Discussion and Analysis ("MD&A") as well as comments made during the First Quarter 2016 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•
expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,

•
our ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registrations and related mortgages which require actions by Egyptian governmental entities,

•	expected impact on our results of operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by Egyptian governmental entities,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•	commercial viability and timing of, or our ability to execute, future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments, and

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	our ability to procure natural gas feedstock on commercially acceptable terms,

•	operating rates of our facilities,

•
receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt and governmental approvals related to rights to purchase natural gas,

•	the establishment of new fuel standards,

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 16
MANAGEMENT’S DISCUSSION AND ANALYSIS

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,

•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	the ability to carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•
actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•
import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions, and

•	other risks described in our 2015 Annual Management’s Discussion and Analysis and this First Quarter 2016 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 17
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (Loss) (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended
	Mar 31 2016	Mar 31 2015
Revenue	$434,853	$576,739
Cost of sales and operating expenses	(403,751)	(501,971)
Depreciation and amortization	(52,979)	(46,957)
Operating income (loss)	(21,877)	27,811
Earnings (loss) of associate (note 4)	(227)	10,175
Finance costs (note 6)	(21,001)	(21,542)
Finance income and other expenses	3,101	(9,159)
Income (loss) before income taxes	(40,004)	7,285
Income tax recovery (expense):
Current	(15,437)	(6,107)
Deferred	25,075	11,440
	9,638	5,333
Net income (loss)	$(30,366)	$12,618
Attributable to:
Methanex Corporation shareholders	$(23,398)	$8,654
Non-controlling interests	(6,968)	3,964
	$(30,366)	$12,618

Income (loss) per common share for the period attributable to Methanex Corporation shareholders
Basic net income (loss) per common share	$(0.26)	$0.09
Diluted net income (loss) per common share (note 7)	$(0.26)	$0.09

Weighted average number of common shares outstanding (note 7)	89,718,730	91,757,664
Diluted weighted average number of common shares outstanding (note 7)	89,767,900	92,150,576

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 18
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three Months Ended
	Mar 31 2016	Mar 31 2015
Net income (loss)	$(30,366)	$12,618
Other comprehensive income (loss), net of taxes:
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 10)	(49,719)	2,384
Forward element excluded from hedging relationship (note 10)	31,710	78
Change in fair value of interest rate swap contracts	—	(12)
Realized loss on interest rate swap contracts reclassified to finance costs	—	3,205
Taxes on above items	6,015	(1,820)
	(11,994)	3,835
Comprehensive income (loss)	$(42,360)	$16,453
Attributable to:
Methanex Corporation shareholders	$(35,392)	$11,372
Non-controlling interests	(6,968)	5,081
	$(42,360)	$16,453

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 19
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Mar 31 2016	Dec 31 2015
ASSETS
Current assets:
Cash and cash equivalents	$275,011	$254,934
Trade and other receivables	384,594	504,350
Inventories (note 2)	246,425	253,234
Prepaid expenses	14,009	19,560
	920,039	1,032,078
Non-current assets:
Property, plant and equipment (note 3)	3,117,927	3,158,782
Investment in associate (note 4)	195,700	224,165
Deferred income tax assets	93,285	61,881
Other assets	69,706	79,018
	3,476,618	3,523,846
	$4,396,657	$4,555,924
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$431,565	$508,639
Current maturities on long-term debt (note 5)	50,352	47,864
Current maturities on other long-term liabilities	17,970	25,439
	499,887	581,942
Non-current liabilities:
Long-term debt (note 5)	1,468,843	1,488,026
Other long-term liabilities	245,105	231,745
Deferred income tax liabilities	286,287	285,638
	2,000,235	2,005,409
Equity:
Capital stock	510,519	509,464
Contributed surplus	2,363	2,426
Retained earnings	1,187,512	1,235,615
Accumulated other comprehensive loss	(39,770)	(27,776)
Shareholders' equity	1,660,624	1,719,729
Non-controlling interests	235,911	248,844
Total equity	1,896,535	1,968,573
	$4,396,657	$4,555,924

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 20
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2014	92,326,487	$521,022	$2,803	$1,262,961	$(413)	$1,786,373	$266,844	$2,053,217
Net income	—	—	—	8,654	—	8,654	3,964	12,618
Other comprehensive income	—	—	—	—	2,717	2,717	1,118	3,835
Compensation expense recorded for stock options	—	—	232	—	—	232	—	232
Issue of shares on exercise of stock options	106,316	2,720	—	—	—	2,720	—	2,720
Reclassification of grant date fair value on exercise of stock options	—	727	(727)	—	—	—	—	—
Payments for repurchase of shares	(1,023,191)	(5,755)	—	(44,401)	—	(50,156)	—	(50,156)
Dividend payments to Methanex Corporation shareholders	—	—	—	(22,919)	—	(22,919)	—	(22,919)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(5,566)	(5,566)
Equity contributions by non-controlling interests	—	—	—	—	—	—	300	300
Balance, March 31, 2015	91,409,612	518,714	2,308	1,204,295	2,304	1,727,621	266,660	1,994,281
Net income (loss)	—	—	—	191,963	—	191,963	(2,228)	189,735
Other comprehensive loss	—	—	—	(1,063)	(30,080)	(31,143)	—	(31,143)
Compensation expense recorded for stock options	—	—	510	—	—	510	—	510
Issue of shares on exercise of stock options	184,486	1,207	—	—	—	1,207	—	1,207
Reclassification of grant date fair value on exercise of stock options	—	392	(392)	—	—	—	—	—
Payments for repurchase of shares	(1,922,900)	(10,849)	—	(85,278)	—	(96,127)	—	(96,127)
Dividend payments to Methanex Corporation shareholders	—	—	—	(74,302)	—	(74,302)	—	(74,302)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(16,988)	(16,988)
Equity contributions by non-controlling interests	—	—	—	—	—	—	1,400	1,400
Balance, December 31, 2015	89,671,198	509,464	2,426	1,235,615	(27,776)	1,719,729	248,844	1,968,573
Net loss	—	—	—	(23,398)	—	(23,398)	(6,968)	(30,366)
Other comprehensive loss	—	—	—	—	(11,994)	(11,994)	—	(11,994)
Compensation expense recorded for stock options	—	—	194	—	—	194	—	194
Issue of shares on exercise of stock options	125,040	798	—	—	—	798	—	798
Reclassification of grant date fair value on exercise of stock options	—	257	(257)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(24,705)	—	(24,705)	—	(24,705)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(5,965)	(5,965)
Balance, March 31, 2016	89,796,238	$510,519	$2,363	$1,187,512	$(39,770)	$1,660,624	$235,911	$1,896,535

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 21
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended
	Mar 31 2016	Mar 31 2015
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income (loss)	$(30,366)	$12,618
Add (deduct) loss (earnings) of associate	227	(10,175)
Dividends received from associate	28,395	31,550
Add (deduct) non-cash items:
Depreciation and amortization	52,979	46,957
Income tax recovery	(9,638)	(5,333)
Share-based compensation expense	2,883	21,747
Finance costs	21,001	21,542
Other	387	(92)
Income taxes paid	(8,678)	(25,583)
Other cash payments, including share-based compensation	(5,910)	(12,747)
Cash flows from operating activities before undernoted	51,280	80,484
Changes in non-cash working capital (note 9)	18,698	(43,411)
	69,978	37,073

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	—	(50,156)
Dividend payments to Methanex Corporation shareholders	(24,705)	(22,919)
Interest paid, including interest rate swap settlements	(13,374)	(20,542)
Net proceeds on issue of long-term debt	4,593	—
Repayment of long-term debt	(22,066)	(169,828)
Equity contributions by non-controlling interests	—	300
Distributions to non-controlling interests	(500)	(910)
Proceeds on issue of shares on exercise of stock options	798	2,720
Other	(946)	(1,120)
Changes in non-cash working capital related to financing activities (note 9)	(5,465)	(1,454)
	(61,665)	(263,909)

CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(15,450)	(18,725)
Geismar plants under construction	—	(87,184)
Other assets	(66)	1,996
Changes in non-cash working capital related to investing activities (note 9)	27,280	5,866
	11,764	(98,047)
Increase (decrease) in cash and cash equivalents	20,077	(324,883)
Cash and cash equivalents, beginning of period	254,934	951,600
Cash and cash equivalents, end of period	$275,011	$626,717

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 22
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation (the Company) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) on a basis consistent with those followed in the most recent annual consolidated financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on April 27, 2016.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2015.

Certain comparative figures in the consolidated statements of financial position have been reclassified to conform to the current period's presentation.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the three months ended March 31, 2016 is $386 million (March 31, 2015 - $461 million).

3.	Property, plant and equipment:

	Buildings, Plant Installations & Machinery	Finance Leases	Other	Total
Cost at March 31, 2016	$4,531,817	$121,462	$210,366	$4,863,645
Accumulated depreciation at March 31, 2016	1,598,611	9,022	138,085	1,745,718
Net book value at March 31, 2016	$2,933,206	$112,440	$72,281	$3,117,927
Cost at December 31, 2015	$4,521,835	$121,849	$204,483	$4,848,167
Accumulated depreciation at December 31, 2015	1,545,834	6,853	136,698	1,689,385
Net book value at December 31, 2015	$2,976,001	$114,996	$67,785	$3,158,782

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 23
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

4.	Interest in Atlas joint venture:

a)
The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Consolidated statements of financial position as at	Mar 31 2016	Dec 31 2015
Cash and cash equivalents	$37,163	$57,620
Other current assets	12,462	45,854
Non-current assets	352,202	332,072
Current liabilities	(43,741)	(30,440)
Other long-term liabilities, including current maturities	(168,022)	(169,681)
Net assets at 100%	190,064	235,425
Net assets at 63.1%	119,931	148,553
Long-term receivable from Atlas	75,769	75,612
Investment in associate	$195,700	$224,165

	Three Months Ended
Consolidated statements of income (loss)	Mar 31 2016	Mar 31 2015
Revenue	$22,373	$87,515
Cost of sales and depreciation and amortization	(18,176)	(61,666)
Operating income	4,197	25,849
Finance costs, finance income and other expenses	(3,092)	(2,282)
Income tax expense	(1,465)	(7,441)
Net earnings (loss) at 100%	(360)	16,126
Earnings (loss) of associate at 63.1%	(227)	10,176

Dividends received from associate	$28,395	$31,550

For the three months ended March 31, 2016 compared to the same period in 2015, Atlas operating income was lower as the facility underwent a planned 45-day turnaround and returned to normal operation at the end of March.

b)	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against Atlas in respect of the 2005, 2006, 2007, 2008, and 2009 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts from 2005 to 2019 related to methanol produced by Atlas. Atlas had partial relief from corporation income tax until late July 2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 24
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

5.	Long-term debt:

As at	Mar 31 2016	Dec 31 2015
Unsecured notes
$350 million at 3.25% due December 15, 2019	$346,499	$346,289
$250 million at 5.25% due March 1, 2022	247,442	247,360
$300 million at 4.25% due December 1, 2024	296,292	296,219
$300 million at 5.65% due December 1, 2044	295,042	295,031
	1,185,275	1,184,899
Egypt limited recourse debt facilities	309,252	330,003
Other limited recourse debt facilities	24,668	20,988
Total long-term debt [1]	1,519,195	1,535,890
Less current maturities	(50,352)	(47,864)
	$1,468,843	$1,488,026

[1]	Long-term debt is presented net of deferred financing fees.

During the quarter ended March 31, 2016, the Company made repayments on its Egypt limited recourse debt facilities of $21.2 million, drew down $4.6 million on its other limited recourse debt facilities and made repayments of $0.9 million on its other limited recourse debt facilities.

The Company maintains a committed revolving credit facility with a syndicate of highly rated financial institutions that expires in December 2019. Significant covenant and default provisions of the facility include:

a) the obligation to maintain an EBITDA to interest coverage ratio of greater than 2:1 calculated on a four-quarter trailing basis and a debt to capitalization ratio of less than or equal to 55%, both ratios calculated in accordance with definitions in the credit agreement that include adjustments to the limited recourse subsidiaries,

b) a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and

c) a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

In April 2016, the Company amended this facility to allow for relief, if required, of the interest coverage ratio covenant through the end of 2017. The facility size was reduced from $400 million to $300 million.

The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other shareholder distributions. Certain conditions have not been met, resulting in a restriction on shareholder distributions from the Egypt entity. As of March 31, 2016, the Egypt cash balance on a 100% ownership basis was $85 million. The Egypt entity continues to be able to fully utilize its funds for operating, capital and financing needs, including the repayment of the Egypt limited recourse debt facilities.

At March 31, 2016, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 25
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

6.	Finance costs:

	Three Months Ended
	Mar 31 2016	Mar 31 2015
Finance costs	$21,001	$27,718
Less capitalized interest related to Geismar plants under construction	—	(6,176)
	$21,001	$21,542

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, the effective portion of interest rate swaps designated as cash flow hedges, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Included in finance costs for the three months ended March 31, 2015 is $3 million in interest paid in conjunction with the repayment of unsecured notes.

Capitalized interest relates to interest costs capitalized for the Geismar project. The Geismar 2 facility commenced production late in the fourth quarter of 2015 and accordingly, we ceased capitalizing interest costs related to Geismar 2 from the date that the facility commenced commercial operations.

7.	Net income (loss) per common share:

Diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares. For the three months ended March 31, 2016, the Company incurred a net loss attributable to Methanex shareholders and therefore the impact of the potential dilution of stock options is anti-dilutive.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The equity-settled method was more dilutive for the three months ended March 31, 2016.

A reconciliation of the numerator used for the purpose of calculating diluted net income per common share is as follows:

	Three Months Ended
	Mar 31 2016	Mar 31 2015
Numerator for basic net income (loss) per common share	$(23,398)	$8,654
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	1,577	—
Equity-settled expense	(1,863)	—
Numerator for diluted net income (loss) per common share	$(23,684)	$8,654
Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. A reconciliation of the denominator used for the purposes of calculating basic and diluted net income per common share is as follows:

	Three Months Ended
	Mar 31 2016	Mar 31 2015
Denominator for basic net income (loss) per common share	89,718,730	91,757,664
Effect of dilutive stock options	—	392,912
Effect of dilutive TSARs	49,170	—
Denominator for diluted net income (loss) per common share	89,767,900	92,150,576

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 26
MANAGEMENT’S DISCUSSION AND ANALYSIS

8.	Share-based compensation:

a)	Share appreciation rights ("SARs"), TSARs and stock options:

(i)	Outstanding units:

Information regarding units outstanding at March 31, 2016 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2015	1,259,208	$44.48	2,108,965	$42.73
Granted	375,500	34.59	574,600	34.59
Exercised	(1,961)	28.74	—	—
Cancelled	(3,941)	58.77	—	—
Outstanding at March 31, 2016	1,628,806	$42.19	2,683,565	$40.99

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2015	448,507	$30.52
Granted	75,500	34.59
Exercised	(125,040)	6.33
Cancelled	(1,800)	55.66
Expired	(12,000)	6.33
Outstanding at March 31, 2016	385,167	$39.81

	Units Outstanding at March 31, 2016			Units Exercisable at March 31, 2016
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$23.36 to $40.72	4.19	1,138,659	$33.33	758,159	$32.66
$46.42 to $73.13	5.46	490,147	62.76	226,316	65.65
	4.57	1,628,806	$42.19	984,475	$40.24
TSARs:
$23.36 to $40.72	3.98	1,962,135	$33.05	1,387,535	$32.41
$46.42 to $73.13	5.23	721,430	62.57	338,209	65.55
	4.31	2,683,565	$40.99	1,725,744	$38.91
Stock options:
$6.33 to $25.22	0.93	49,750	$25.22	49,750	$25.22
$28.43 to $73.13	4.61	335,417	41.97	210,639	40.32
	4.13	385,167	$39.81	260,389	$37.44

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 27
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation (continued):

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at March 31, 2016 was $19.0 million compared with the recorded liability of $15.4 million. The difference between the fair value and the recorded liability of $3.6 million will be recognized over the weighted average remaining vesting period of approximately 1.95 years. The weighted average fair value was estimated at March 31, 2016 using the Black-Scholes option pricing model.

For the three months ended March 31, 2016, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $2.4 million (2015 - $18.7 million). This included a recovery of $0.5 million (2015 - expense of $15.4 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2016.

(iii)	Compensation expense related to stock options:

For the three months ended March 31, 2016, compensation expense related to stock options included in cost of sales and operating expenses was $0.2 million (2015 - $0.2 million). The fair value of each stock option grant was estimated on the grant date using the Black-Scholes option pricing model.

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at March 31, 2016 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performances Share Units
Outstanding at December 31, 2015	285,816	13,864	610,578
Granted	5,956	11,500	261,760
Granted performance factor [1]	—	—	55,592
Granted in-lieu of dividends	2,484	202	4,506
Redeemed	—	—	(355,415)
Cancelled	—	—	(5,570)
Outstanding at March 31, 2016	294,256	25,566	571,451

[1]
Performance share units have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2016.

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at March 31, 2016 was $17.0 million compared with the recorded liability of $14.3 million. The difference between the fair value and the recorded liability of $2.7 million will be recognized over the weighted average remaining vesting period of approximately 2.13 years.

For the three months ended March 31, 2016, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $0.4 million (2015 - $2.7 million). This included a recovery of $0.6 million (2015 - $0.7 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2016.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 28
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

9.	Changes in non-cash working capital:

Changes in non-cash working capital for the three months ended March 31, 2016 were as follows:

	Three Months Ended
	Mar 31 2016	Mar 31 2015
Changes in non-cash working capital:
Trade and other receivables	$119,756	$(26,043)
Inventories	6,809	20,432
Prepaid expenses	5,551	5,391
Trade, other payables and accrued liabilities	(77,075)	(46,795)
	55,041	(47,015)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(14,528)	8,016
Changes in non-cash working capital having a cash effect	$40,513	$(38,999)

These changes relate to the following activities:
Operating	$18,698	$(43,411)
Financing	(5,465)	(1,454)
Investing	27,280	5,866
Changes in non-cash working capital	$40,513	$(38,999)

10.Financial instruments:

Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in the euro compared to the U.S. dollar and derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all of the Company's derivative contracts includes an adjustment for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from hedging relationship.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 29
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

10.Financial instruments (continued):

Natural gas forward contracts
The Company has elected to manage its exposure to changes in natural gas prices for the Geismar 2 facility by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast natural gas purchases in North America.
As at March 31, 2016, the Company had outstanding forward contracts designated as cash flow hedges with a notional amount of $517 million (December 31, 2015 - $517 million) and a negative fair value of $57.0 million (December 31, 2015 - $42.7 million) included in other long-term liabilities.
Euro forward exchange contracts
The Company manages its foreign currency exposure to the euro that results due to sales denominated in euros by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at March 31, 2016, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 73 million euros (December 31, 2015 - 35 million euros). The euro contracts had a negative fair value of $2.4 million recorded in current liabilities at March 31, 2016 (December 31, 2015 - positive $1.2 million recorded in current assets).
The table below shows net cash outflows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted payment dates. The amounts reflect the maturity profile of the liabilities and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

	Cash outflows by term to maturity
	1 year or less	1-3 years	3-5 years	More than 5 years	Total
Natural gas forward contracts	9,583	11,272	12,386	34,479	$67,720
Euro forward exchange contracts	2,230	—	—	—	$2,230
The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	March 31, 2016
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$1,533,587	$1,384,014

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market prices for debt securities with similar terms and characteristics. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy was estimated by reference to a limited number of small transactions in March 2016. The fair value of the Company’s unsecured notes will fluctuate until maturity.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 30
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Quarterly History (unaudited)

	Q1 2016	2015	Q4	Q3	Q2	Q1	2014	Q4	Q3	Q2	Q1
METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	1,529	5,050	1,372	1,238	1,203	1,237	4,878	1,249	1,258	1,143	1,228
Purchased methanol	422	2,780	636	679	813	652	2,685	694	694	643	654
Commission sales [1]	168	641	178	169	109	185	941	248	191	206	296
	2,119	8,471	2,186	2,086	2,125	2,074	8,504	2,191	2,143	1,992	2,178
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	509	1,856	412	476	487	481	2,196	542	595	559	500
Geismar 1 and 2 (Louisiana, USA) [2]	483	959	244	259	276	180	—	—	—	—	—
Atlas (Trinidad) (63.1% interest)	109	912	241	226	236	209	907	233	234	191	249
Titan (Trinidad)	204	732	191	172	183	186	664	127	185	203	149
Egypt (50% interest)	75	74	58	—	8	8	416	128	50	99	139
Medicine Hat (Canada)	159	456	155	123	51	127	505	115	130	138	122
Chile I and IV	100	204	88	3	40	73	165	62	10	26	67
	1,639	5,193	1,389	1,259	1,281	1,264	4,853	1,207	1,204	1,216	1,226
AVERAGE REALIZED METHANOL PRICE [3]
($/tonne)	230	322	277	323	350	337	437	390	389	450	524
($/gallon)	0.69	0.97	0.83	0.97	1.05	1.01	1.31	1.17	1.17	1.35	1.58

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Adjusted net income (loss)	(0.27)	1.20	0.16	0.26	0.56	0.23	4.12	0.85	0.69	0.94	1.65
Basic net income (loss)	(0.26)	2.21	0.10	0.87	1.15	0.09	4.79	1.43	0.55	1.30	1.51
Diluted net income (loss)	(0.26)	2.01	0.10	0.54	1.15	0.09	4.55	1.11	0.54	1.24	1.50

[1]
Methanex-produced methanol includes volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement. Commission sales represent volume marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 50% of the Egypt methanol facility that we do not own.

[2]	We commenced methanol production from Geismar 1 in January 2015 and from Geismar 2 in December 2015.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced (attributable to Methanex shareholders) and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2016 FIRST QUARTER REPORT    PAGE 31
QUARTERLY HISTORY

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 28, 2016	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel and Corporate Secretary